U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F/A

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☐	Merger

☐	Liquidation

☒	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

2.	Name of fund:

Standard Insurance Company Separate Account C

3.	Securities and Exchange Commission File No.:

811-09619

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Standard Insurance Company Separate Account C

1100 SW 6th Ave

Portland, OR 97204-1093

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Barry Walton

1100 SW 6th Ave

Portland, OR 97204-1093

(971) 321-7564

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Standard Insurance Company at 1100 S.W. Sixth Avenue, Portland, OR 97204 and by StanCorp Equities, Inc., 1100 S.W. Sixth Avenue, Portland, OR 97204.

8.	Classification of fund (check only one):

☐	Management company;

☒	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Oregon

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Not applicable

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

StanCorp Equities, Inc.

1100 SW 6th Ave

Portland, OR 97204-1093

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

Standard Insurance Company

1100 SW 6th Ave

Portland, OR 97204-1093

(b)	Trustee’s name(s) and address(es):

Not applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

No. Standard Insurance Company Separate Account C is a registered separate account, as defined in Section 2(a)(37) under the Investment Company Act of 1940, and is organized as a unit investment trust. Accordingly, Standard Insurance Company Separate Account C does not have a board of directors. Standard Insurance Company, the depositor, does have a board of directors, who were informed of our intention to engage in the abandonment of our Standard Insurance Company Separate Account C registration, and who signed powers of attorney allowing us to proceed with the deregistration of Standard Insurance Company Separate Account C under the Investment Company Act of 1940.

15.	(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

No. Standard Insurance Company Separate Account C is a registered separate account, as defined in Section 2(a)(37) under the Investment Company Act of 1940, and is organized as a unit investment trust. Accordingly, no shareholder approval is necessary.

Standard Insurance Company offered and sold group variable annuity contracts through Separate Account C (SEC File Nos. 333-115215; 811-09619). When Standard Insurance Company Separate Account C discontinued sales of this offering of securities in 2008, Standard Insurance Company Separate Account C had fewer than 100 beneficially owned contracts. Since then, these contract owners have notified us of their decision to terminate the contract and/or convert to a different retirement plan administration platform. The last remaining variable annuity contract was redeemed on December 21, 2011. Standard Insurance Company Separate Account C has no assets and no outstanding variable annuity contracts. Standard Insurance Company has no plans to develop any other variable annuity contracts that would be offered and sold through Separate Account C in the future or make any other public offerings through Separate Account C.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐	Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐	Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☐	Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐	Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐	Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐	Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes ☐ No

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐	Yes ☐ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☐ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☐ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI	Mergers Only

25.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F/A application for an order under section (8)(f)of the Investment Company Act of 1940 on behalf of Standard Insurance Company Separate Account C, (ii) he or she is the Vice President, Controller and Principal Accounting Officer of Standard Insurance Company, the depositor of the Standard Insurance Company Separate Account C and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F/A application have been taken. The undersigned also states that the facts set forth in this Form N-8F/A application are true to the best of his or her knowledge, information and belief.

By(Signature and Title)* /S/ ROBERT M. ERICKSON
ROBERT M. ERICKSON
Vice President, Controller and Principal Accounting Officer Standard Insurance Company
Date: July 24, 2012